Exhibit 99.1

Highway Holdings Limited Announces Closing of $7.0 Million Strategic Investment by David Lazar and Planned Spin-Off of Its Legacy Business to Existing Shareholders

Existing shareholders to receive the Company’s legacy manufacturing business through a pro rata spin-off and a $2.0 million cash dividend

HONG KONG, Hong Kong, November 5, 2026 – Highway Holdings Limited (Nasdaq: HIHO) (“Highway Holdings” or the “Company”) today announced that it has entered into and closed a securities purchase agreement (the “Purchase Agreement”) with David Lazar providing for a $7.0 million strategic investment in the Company (the “Strategic Investment”), together with a planned reorganization and spin-off of the Company’s existing business to its current shareholders. The transactions are the result of the Company’s review of strategic options to maximize value for the Company and its stakeholders.

Strategic Investment

Under the Purchase Agreement, the Company issued and sold to Mr. Lazar Series AA Convertible Preferred Shares and Series AAA Convertible Preferred Shares (the “Preferred Shares”) for aggregate cash consideration of $7.0 million, consisting of $3.5 million of Series AA Preferred Shares and $3.5 million of Series AAA Preferred Shares. The purchase and sale of both series was completed in a single closing on November 4, 2026.

As part of the Strategic Investment, the Company shall, promptly after the closing, declare and pay a cash dividend in the aggregate amount of $2.0 million to holders of the Company’s common shares.

The Preferred Shares carry the rights, preferences and restrictions set forth in the Company’s amended and restated memorandum of association and articles of association, including the right to convert into common shares of the Company following receipt of shareholder approval of the Strategic Investment. Upon full conversion following shareholder approval, the shares issued to Mr. Lazar will represent approximately 95% of the Company’s issued and outstanding common shares on a fully diluted basis.

Conversion of the Preferred Shares is subject to approval by the Company’s shareholders, which the Company will seek at a special meeting of shareholders (the “Special Meeting”). In connection with the Special Meeting, the Company intends to furnish a proxy statement to its shareholders describing the transactions and the matters to be voted upon, which are expected to include the conversion of the Preferred Shares, the election of directors (including Mr. Lazar and his nominees), an increase in the Company’s authorized common shares, an increase in shares available under the Company’s equity incentive plan, and a reverse share split.

Reorganization and Spin-Off of the Legacy Business

In connection with the Strategic Investment, the Company intends to effect a reorganization under which it will transfer its existing business and operations to a newly formed British Virgin Islands subsidiary (“NewCo”), and then distribute all of the shares of NewCo on a pro rata basis to the Company’s shareholders of record as of a record date to be fixed for the spin-off, other than holders of the Preferred Shares or the shares converted therefrom (the “Spin-Off”). Shareholders entitled to received NewCo shares in the Spin-Off are referred to herein as the “Legacy Holders.” The Company also intends to declare and pay a cash dividend of $2.0 million to the Legacy Holders, to be declared promptly following the closing.

The reorganization and Spin-Off, the cash dividend, and related compensation payments will be overseen by a special committee of the Company’s independent directors, and the Company expects to complete the Spin-Off within 365 days after the closing.

Board and Leadership Transition

At the closing, Mr. Lazar and one nominee designated by Mr. Lazar were appointed to the Company’s Board of Directors, and Mr. Lazar was appointed as Chief Executive Officer of the Company effective following the closing. Following the closing, Mr. Lazar has the right to recommend up to five additional individuals for election to the Board at the Special Meeting. Roland W. Kohl, the Company’s current Chief Executive Officer, together with the Company’s other executive officers, have resigned from their executive officer roles in connection with closing and will continue to provide support in the transition of the business. Mr. Kohl is expected to continue to oversee the legacy business pending completion of the Spin-Off.

Management Commentary

“After a careful review of our strategic options, the Board concluded that this transaction is the best way to deliver value to our shareholders,” said Roland W. Kohl, outgoing Chief Executive Officer of Highway Holdings. “Through the spin-off, our current shareholders are expected to continue owning the manufacturing business we have built. They are also expected to receive a $2.0 million cash dividend and keep an interest in the Company going forward. I am grateful to our employees, customers and partners for their support. I look forward to continuing to guide the legacy business into a better future and to helping make the transition smooth.”

“I am pleased to make this investment in Highway Holdings and to join the Company as Chief Executive Officer,” said David Lazar. “This transaction gives the Company new capital and a strong platform. It also lets existing shareholders keep their stake in the legacy business. I want to thank Roland and the Board for their partnership. I look forward to working with them through the transition and to looking at opportunities to build long-term value for all shareholders.”

About David Lazar

David Lazar currently serves as the CEO & Chairman of Aterian inc. (NASDAQ: ATER) since July 2026 and CEO of Quantum Cyber N.V. (Formerly Mainz Biomed N.V.) (Nasdaq: QUCY) since February 2026, and Sow Good, Inc. (NASDAQ: SOWG) from January - May 2026. David previously served as the CEO and Chairman of Indaptus Therapeutics, Inc. (Nasdaq: INDP) from December 2025 - April 2026 and is still serving on the Board. Previously David served as the CEO and Chairman of Kala Bio Inc. (NASDAQ: KALA) from December 2025 to February 2026. David previously served as CEO & Chairman of StableCoin Development Corp., Inc. (NASDAQ: SDEV) (formerly Novabay Pharmaceuticals, Inc.) from August to November 2025. Prior to that, David served as a director on the board of directors of FiEE, Inc. (NASDAQ: FIEE) (formerly Minim, Inc.) where he also served as CEO and CFO from December 2023 to February 2025. David served as interim CEO and principal Financial Officer of Bio Green Med Solution Inc. (NASDAQ: BGMS) (formerly Cyclacel Pharmaceuticals, Inc.) from January 2, 2025 through February 26, 2025. David served as the CEO of Black Titan Corporation listed on Nasdaq (NASDAQ: BTTC) (formerly Titan Pharmaceuticals, Inc.) from August 2022 to April 2024, where he also served as a Director and board Chairman from August 2022 until October 2023. From March 2018 to April 2022, he served as CEO of Activist Investing.

About Highway Holdings Limited

Highway Holdings is an international manufacturer of a wide variety of high-quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative office is located in Hong Kong and its manufacturing facilities are located in Germany, Yangon, Myanmar and Shenzhen, China.

Additional Information

Additional information regarding the transactions described above will be contained in a Report of Foreign Private Issuer on Form 6-K to be furnished to the U.S. Securities and Exchange Commission (the “SEC”), which will include the transaction documents as exhibits. A copy of the Form 6-K may be obtained free of charge at www.sec.gov.

Important Additional Information and Where to Find It

In connection with the Special Meeting, the Company intends to furnish to the SEC on Form 6-K, and to distribute to its shareholders, a proxy statement and other relevant materials. SHAREHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Shareholders may obtain these documents (when available) free of charge at the SEC’s website at www.sec.gov or from the Company.

Forward-Looking Statements

All statements other than statements of historical fact included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements, including statements concerning the Strategic Investment, the reorganization and Spin-Off, the proposed cash dividend to Legacy Holders, the timing and receipt of shareholder approval, and the expected effects and benefits of the transactions. These forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those described.

These risks and uncertainties include, among others: the terms, structure, benefits and costs of the Strategic Investment and the reorganization and Spin-Off, and whether and when these transactions will be consummated; the risk that the required shareholder approval is not obtained; the risk that any anticipated dividend or distribution to Legacy Holders may not be declared or paid; the Company’s ability to maintain the listing of its common shares on Nasdaq and to satisfy applicable Nasdaq listing requirements in connection with the change of control; the effect of the announcement or pendency of the transactions on the Company’s business and relationships; and other factors discussed in the “Risk Factors” section of the Company’s most recent Annual Report on Form 20-F and other filings with the SEC, available free of charge at www.sec.gov. Although the Company believes that the expectations reflected in its forward-looking statements are reasonable, it does not know whether its expectations will prove correct. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to update them except as required by applicable securities laws.

Contacts

Highway Holdings Limited

David Pasquale, Global IR Partners

HIHO@globalirpartners.com

+1-914-337-8801

3